Contact

www.linkedin.com/in/akemikt (LinkedIn)
en.aktpictures.com (Company)
wefunder.com/akt.pictures (Other)

Top Skills

Film Production
Screenwriter
Film Director

Languages

Japanese (Native or Bilingual)

Publications

Producing a movie that cares and loves humanity

Akemi Tosto

Founder and CEO of AKTPictures | The first filmmaker from Japan to successfully raise on Wefunder.com
Los Angeles, California, United States

Summary

Akemi Kozu Tosto is the founder and CEO of AKT Pictures based in Los Angeles, CA.

Her extensive career spans over 100 projects, including films, TV, and commercials, specializing in often complex international productions. Her work includes collaborations with Hollywood heavyweights like Tarantino and Spielberg, as well as renowned clients such as Paramount Pictures, Sony Pictures, Warner Bros, Toyota, Chrysler, Volvo, and General Mills, among others.

While maintaining her production roles, Akemi worked on personal projects, securing a worldwide distribution deal with Shorts International, the official distributor of the Academy of Motion Pictures and Sciences, and later obtaining a North American broadcast contract from AT&T/DirecTV for the content she produced and directed. These achievements culminated in the establishment of AKT Pictures in 2018

She is committed to creating content that inspires positive change, compassion, and empathy in the world around us. Akemi is also an avid F1 race fan, a self-proclaimed Star Wars nerd, and a passionate advocate for shelter dogs.

Experience

AKT Pictures LLC

7 years 2 months

CEO
March 2018 - Present (7 years 2 months)
Los Angeles County, California, United States

Executive Producer
April 2018 - Present (7 years 1 month)

Los Angeles, California

Develop and maintain relationships with potential and existing financiers, project budget & scheduling, maintain overall project schedule, and estimate project budgets and initiate cost controls for each production. Tracking & reporting work progress, budgeting cost of work, and delivering cost/schedule changes. Work with all the departments in the production to bring the project to success.

Freelance
MPA Accredited Film Journalist
January 2016 - Present (9 years 4 months)
Los Angeles Metropolitan Area

Affiliates: Yahoo! Japan, MSN Japan, Cinema Cafe, English Journal

Self-employed
Film Production Specialist
July 1992 - January 2017 (24 years 7 months)
Los Angeles, California, United States

Started out as a production assistant at Roger Corman's production many moons ago, worked the way up to a Production Coordinator, Production Manager, and Producer, the experience ranging from music video to feature motion picture productions. Also wrote as a contributor for syndicated online film media in Japan.

Education

UCLA Extension
Cinematography and Film/Video Production